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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-26229

                           NOTIFICATION OF LATE FILING

           (Check One):
           |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form
           N-SAR For Period Ended: January 29, 2000

           |_| Transition Report on Form 10-K
           |_| Transition Report on Form 20-F
           |_| Transition Report on Form 11-K
           |_| Transition Report on Form 10-Q
           |_| Transition Report on Form N-SAR

           For the Transition Period Ended: ____________________

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Items 6, 7 and 8 and, as to financial statements, financial statement schedules and financial exhibits,
Item 14.
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                                     PART I
                             REGISTRANT INFORMATION

                             BARNEYS NEW YORK, INC.
                            (Full name of registrant)

                                       N/A
                           (Former name if applicable)

                                575 Fifth Avenue
           (Address of principal executive office (street and number))

                            New York, New York 10017
                           (City, state and zip code)


21645.0001
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                                     PART II
                             RULES 12b-25(b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

           State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

           On April 21, 2000, Barneys New York, Inc. (the "Registrant"), in response to comments of the staff of the Securities and Exchange Commission (the "Staff"), filed Amendment No. 3 to the Registrant's Registration Statement on Form 10 (the "Form 10"). On April 27, 2000, the Registrant received an additional comment letter (the "Comment Letter") from the Staff, asking the Registrant to respond to matters related to the financial statements in the Form 10.

           Because the financial statements in the Form 10 contain information required in the Registrant's Annual Report on Form 10-K (the "Form 10-K"), and due to the timing of the Comment Letter and the desirability of completing pending discussions with the Staff and responding to the Comment Letter, the Registrant will not be able to timely file Item 6 (Selected Financial Data),
Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations), Item 8 (Financial Statements and Supplementary Data) and certain portions of Item 14 (Exhibits, Financial Statement Schedules and Reports on Form 8-K) relating to financial information without unreasonable effort and expense.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

 Steven M. Feldman                                       (212) 339-7300
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 (Name)                                          (Area Code) (Telephone Number)

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No


           (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |_| Yes |X| No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


           BARNEYS NEW YORK, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 28, 2000         BARNEYS NEW YORK, INC.

                             By: /s/ Steven M. Feldman
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                             Name:  Steven M. Feldman
                             Title: Executive Vice President and
                                    Chief Financial Officer